Exhibit 99.2

Note of Clarification

Perdigão S.A., a publicly listed company registered with the Brazilian Securities and Exchange Commission - CVM, wishes to inform its shareholders and investors in general as follows:

Some elements of the media have published news items as to a possible corporate restructuring at Perdigão S.A.

Perdigão S.A.’s management wishes to clarify that over approximately the past twelve months, it has been examining the implementation of a new capital structure . However, management wishes to inform that no final decision whatsoever has been taken in relation to this process, the ultimate approval of which will always be the responsibility of the shareholders.

In the light of this, Perdigão believes that any untimely disclosure of information at present would necessarily be both incomplete and imprecise.

In line with its highest standards of corporate governance and transparency in relation to its shareholders and investors in general, the Company will make a full disclosure of the fact to the market as soon as a final decision is taken on any eventual decision to tap the capital markets.

São Paulo, January 16 2006

Wang Wei Chang

Chief Financial Officer

Perdigão S.A.